UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports September 2009 Traffic

Monterrey, Mexico, October 7, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports decreased 16.8% in September 2009, as compared to September 2008. Domestic traffic decreased 16.4%, and international traffic decreased 19.4%.

Of total traffic, 97.5% was commercial aviation, and 2.5% was general aviation.

Domestic traffic decreased principally because of the suspension of Aviacsa (suspended since July 6, 2009) and the departure from the markets of Alma and Aladia. The Monterrey, Acapulco, and Ciudad Juárez airports had the largest traffic reductions. Positive factors included the performance of VivaAerobus and Aeromar and the opening of the Chihuahua-Torreón-Guadalajara and Monterrey-Querétaro routes by Mexicana Link. The Culiacán, Durango, and Mazatlán airports reported domestic traffic growth of 10.0%, 4.7%, and 3.1%, respectively.

International traffic decreased principally because of the cancellation of international routes by Mexicana and Aeroméxico, the suspension of Aviacsa, the departure of Aladia, and a reduction in passenger traffic on several of the international carriers. Monterrey, Mazatlán, and Chihuahua were the most affected. International traffic at Zacatecas increased 24.9% as a result of growth on traffic on the Chicago and Oakland routes.

The total number of flight operations (takeoffs and landings) in September 2009 decreased 10.9% as compared to September 2008.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

Total Passengers*

	Sep-08	Sep-09	Change %	Jan-Sep 2008	Jan-Sep 2009	Change %
Acapulco	61,020	43,672	(28.4)	840,402	654,104	(22.2)
Ciudad Juárez	61,422	45,248	(26.3)	723,412	486,817	(32.7)
Culiacán	72,180	78,849	9.2	855,343	787,436	(7.9)
Chihuahua	62,682	57,872	(7.7)	640,644	562,183	(12.2)
Durango	15,488	16,177	4.4	184,966	160,527	(13.2)
Mazatlán	36,642	35,283	(3.7)	648,380	555,426	(14.3)
Monterrey	492,136	390,821	(20.6)	5,118,838	3,939,276	(23.0)
Reynosa	22,013	16,592	(24.6)	182,965	154,889	(15.3)
San Luis Potosí	21,989	17,715	(19.4)	205,975	155,109	(24.7)
Tampico	42,614	34,516	(19.0)	437,238	355,501	(18.7)
Torreón	37,319	30,590	(18.0)	370,128	292,823	(20.9)
Zacatecas	20,197	21,093	4.4	200,606	187,937	(6.3)
Zihuatanejo	30,862	23,897	(22.6)	511,197	432,799	(15.3)
OMA Total	**976,564**	**812,325**	**(16.8)**	**10,920,094**	**8,724,827**	**(20.1)**

Domestic Passengers*

	Sep-08	Sep-09	Change %	Jan-Sep 2008	Jan-Sep 2009	Change %
Acapulco	55,797	39,253	(29.7)	618,719	488,407	(21.1)
Ciudad Juárez	61,277	45,178	(26.3)	722,255	486,082	(32.7)
Culiacán	70,502	77,551	10.0	827,705	775,290	(6.3)
Chihuahua	55,757	52,308	(6.2)	573,658	511,758	(10.8)
Durango	14,385	15,056	4.7	165,593	147,487	(10.9)
Mazatlán	24,929	25,711	3.1	340,310	293,329	(13.8)
Monterrey	416,479	334,417	(19.7)	4,371,485	3,433,064	(21.5)
Reynosa	21,915	16,476	(24.8)	182,096	153,705	(15.6)
San Luis Potosí	15,863	12,238	(22.9)	141,447	108,864	(23.0)
Tampico	38,929	31,180	(19.9)	398,777	326,138	(18.2)
Torreón	31,732	25,865	(18.5)	309,485	253,129	(18.2)
Zacatecas	15,010	14,617	(2.6)	139,138	122,831	(11.7)
Zihuatanejo	26,209	19,513	(25.5)	284,378	250,426	(11.9)
OMA Total	**848,784**	**709,363**	**(16.4)**	**9,075,046**	**7,350,510**	**(19.0)**

International Passengers*

	Sep-08	Sep-09	Change %	Jan-Sep 2008	Jan-Sep 2009	Change %
Acapulco	5,223	4,419	(15.4)	221,683	165,697	(25.3)
Ciudad Juárez	145	70	(51.7)	1,157	735	(36.5)
Culiacán	1,678	1,298	(22.6)	27,638	12,146	(56.1)
Chihuahua	6,925	5,564	(19.7)	66,986	50,425	(24.7)
Durango	1,103	1,121	1.6	19,373	13,040	(32.7)
Mazatlán	11,713	9,572	(18.3)	308,070	262,097	(14.9)
Monterrey	75,657	56,404	(25.4)	747,353	506,212	(32.3)
Reynosa	98	116	18.4	869	1,184	36.2
San Luis Potosí	6,126	5,477	(10.6)	64,528	46,245	(28.3)
Tampico	3,685	3,336	(9.5)	38,461	29,363	(23.7)
Torreón	5,587	4,725	(15.4)	60,643	39,694	(34.5)
Zacatecas	5,187	6,476	24.9	61,468	65,106	5.9
Zihuatanejo	4,653	4,384	(5.8)	226,819	182,373	(19.6)
OMA Total	**127,780**	**102,962**	**(19.4)**	**1,845,048**	**1,374,317**	**(25.5)**

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: October 7, 2009